FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 9, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 9, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer appoints Gordon Neal as a Director.

Item 5.	Full Description of Material Change

The Issuer is pleased to report that Mr. Gordon Neal has been appointed to the Board of Directors.

Gordon Neal has more than twenty-five years experience in advising public companies and providing corporate finance services.  He began his career in financial communications in the Prime Minister’s office in 1980. As a Communications Special Assistant to Prime Minister Pierre Trudeau, he was responsible for delivering government policies, programs and initiatives to business and public audiences.

In 1985 he was made Senior Associate at Vickers & Benson Advertising in Toronto. There he developed financial communications programs for Petro-Canada, Computerland, Ontario Ministry of Tourism, Wang Computers, Businessland, Stratford Software and Tridel.

Gordon founded Neal McInerney Investor Relations in 1991. Through marketing more than $4 billion in debt and equity financings, the company grew to be the second largest full service Investor Relations firm in Canada with offices in Vancouver, Toronto and Los Angeles. Clients included; BCE, Nortel, Bell Canada International, Bell Mobility, Intrawest, Canaccord Capital, BMO Nesbitt Burns and TVX Gold.

In 2002, Mr. Neal was appointed to Vice President Investor Relations at Pivotal Corporation a Vancouver based software company and assisted the board with the sale of Pivotal to China.com in 2003.

Gordon Neal is currently the Vice President Corporate Development at MAG Silver Corp. He is also on the advisory board of West Timmins Mining.

He currently serves on the board of Americas Petrogas Inc. with oil and gas assets in Argentina and Rockgate Capital with uranium and silver assets in Mali, West Africa.

Gordon Neal graduated from Dalhousie University with a B.Sc. in Biochemistry in 1977. He was President of the Dalhousie Student Union in 1976-77. He has also served as a member of the Dalhousie Senate and Board of Governors.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

November 12, 2009